March 3, 2009

 Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Mr. Mark Kronforst

RE:	4Kids Entertainment, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
File No. 001-16117

Ladies and Gentlemen:

4Kids Entertainment, Inc. (the “Company” or “4Kids”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the supplemental comment letter dated February 18, 2009 referencing the supplemental comment letter dated January 23, 2009 and referencing the original comment letter dated December 5, 2008 from Mr. Mark Kronforst of the Commission to Alfred R. Kahn of the Company relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter Ended September 30, 2008, and the related supplemental comment letter dated December 30, 2008. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. The Company has included below a copy of the comment to which it is responding.

Additionally, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 9. Related Party, Page 17

Comment: We have read your response to prior comment number 2 and note that you believe that your arrangements fall outside the scope of SOP 00-2 as co-production or co-financing arrangements. However, you do not offer any support for considering the cost recoveries revenue other than an analysis under EITF 99-19. Further, it remains unclear whether these arrangements are now considered collaborative arrangements pursuant to EITF 07-1. Note that, under EITF 07-1, EITF 99-19 is only applied to transaction between parties that do not participate in the arrangement and EITF 99-19 only addresses whether revenue should be recorded on a gross or net basis. In more general terms, EITF 99-19 does not address our concern that the amounts in question may not be the results of revenue-generating activities. Please provide us with additional support for considering these cost recoveries to be revenue-generating activities including, but not limited to, industry practice (episodic television and films). In addition, provide us with an analysis regarding the current applicability of EITF 07-1 to these arrangements.

Response: Through its wholly-owned subsidiaries, the Company produces and adapts animated and live-action television programs and theatrical motion pictures for distribution to the domestic and international television, home video and theatrical markets. The Company’s production facility houses animators, technicians, producers, writers, musical talents, voice actors, as well as all of the necessary equipment to complete these tasks. It is through the expertise of these people and the facility that the Company has successfully launched properties such as Pokémon, Yu-Gi-Oh! and the Teenage Mutant Ninja Turtles. The Company has an overall expertise in the children’s industry that Licensors as well as other companies are looking for to help with the production of their properties. These are the revenue generators for this business segment and the reason why the Company is approached by numerous Licensors and other third parties for the use of the Company’s services.

Through this business, the Company enters into co-financing arrangements with Licensors as part of the overall representation agreements where episodic TV exists. The Company will incur the costs of the production on these TV series either internally or through third party vendors. The Company’s share of these costs will be included in film inventory on the balance sheet and amortized in accordance with Statement of Position 00-2, Accounting by Producers or Distributors of Films (“SOP 00-2”). The contractual share of the costs allocated to the Licensor are booked on the balance sheet as a receivable due from the Licensor. These costs will never get booked to film inventory and will never be booked to the income statement until they are grossed up pursuant to EITF 99-19 or if the receivable is deemed to be uncollectable from the Licensor and needs to ultimately be expensed. When the Company is entitled to be paid for the production costs it incurred, the Company categorizes them as production service revenue and reflects a corresponding amount as an expense for the amounts billed back to the property owner. These production service revenues are not deemed to be cost reducing or inventory reducing amounts because they are never included in inventory.

It is the Company’s overall responsibility as it relates to the television series to create, write, adapt, produce, change, update and complete the final product. Additionally, the Company acts as the principal in these transactions, takes title to the products, assumes the risks, and performs many of the services needed in completion of the product. EITF 99-19 discusses these characteristics as indicators of gross revenue reporting.

EITF 07-1: Accounting for Collaborative Arrangements discusses a collaborative arrangement to be a contractual arrangement that involves a joint operating activity. These arrangements involve two or more parities who are both active participants and share the same exposure of the risks and rewards. As it relates to the Company’s production of its films, the Licensors approach the Company based on its expertise in the industry and the Licensors are not active participants in the production process. Additionally, the Licensors are not active participants in the distribution, broadcast, marketing and distribution processes. The Company in these arrangements is clearly the principal participant of the specified transactions and should report the revenues on a gross basis.

If you have further questions regarding these matters, it may be helpful to schedule a conference call within the next two days to discuss these comments prior to the filing of our form 10-K for the year ended December 31, 2008. Please feel free to contact me at (212) 758-7666.

Sincerely,

/s/ Bruce R. Foster

Bruce R. Foster

Executive Vice President and Chief Financial Officer

4Kids Entertainment, Inc.